NEWS RELEASE

RepliCel Files Notice of Arbitration against Shiseido Company to Resolve its License Agreement Dispute Regarding its Androgenetic Alopecia Cell Therapy

After several unsuccessful attempts to settle the dispute, RepliCel has filed an arbitration claim seeking Shiseido’s full compliance with the agreement or return of the license and all collaboration data and innovations related to its cell therapy treatment for male and female pattern hair loss.

VANCOUVER, BC, CANADA – 18 October 2021 – RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, announced today it has retained Aceris Law LLC, a law firm specialized in international arbitration, to pursue the resolution of its disagreement with Shiseido Company Limited (“Shiseido“).

The Company further announced that its legal counsel has now filed a Notice of Arbitration and provided a copy to Shiseido in accordance with the International Center for Dispute Resolution (ICDR) Rules, which are the arbitration rules that govern all disagreements between the parties.

The dispute between Shiseido and RepliCel is related to a license for Asia, acquired by Shiseido, to RepliCel’s cell therapy technology for androgenetic alopecia, which is the leading cause of male and female pattern hair loss.

In accordance with the ICDR rules, once an arbitrator is selected and the parties have filed their claims and responses, the arbitrator will accept evidence and arguments in support of a ruling on whether or not either party materially breached the license agreement and what relief should be awarded as a result of the ruling including enforcement of the license agreement, return of the license, and/or payment of damages including the equivalent of all reasonably expected future milestone and royalty payments.

Legal counsel for RepliCel issued several demand letters to Shiseido to comply with the terms of its license agreement which RepliCel alleges Shiseido has now breached which, if not cured, could result in the return of the license to RepliCel for re-licensing to other partners in Asia.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

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The Company’s product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is exclusively licensed in Asia to Shiseido Company Limited. RepliCel maintains the rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device, RCI-02, and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the RCI-02 device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe. Please visit www.replicel.com for additional information.

      Notable Facts:

•	RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents.

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RepliCel now has key strategic partners in the United States, China, and Japan each of which are now investing heavily in the further clinical testing and development of RepliCel's products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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